Exhibit 12

ROCKWOOD SPECIALTIES GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
($ in millions, except ratios)	2005	2004	2003	2002	2001
Determination of Earnings (Losses):
Income from continuing operations before taxes and minority interest	191.6	(135.2)	(81.5)	(60.7)	(41.5)
Less:
Minority interest	(3.0)	—	—	—	—
Income adjusted for minority interest	194.6	(135.2)	(81.5)	(60.7)	(41.5)
Add:
Fixed Charges	200.2	135.0	89.2	91.4	92.1
Total earnings (losses) as defined	$394.8	$(0.2)	$7.7	$30.7	$50.6

Fixed charges:
Interest expense (a)	190.5	127.7	85.8	88.2	89.3
Rent expense (b)	9.4	7.3	3.4	3.2	2.8
Fixed charges	199.9	135.0	89.2	91.4	92.1
Capitalized interest	0.3	—	—	—	—
Total fixed charges	200.2	135.0	89.2	91.4	92.1

Ratio of earnings to fixed charges (c)	2.0	—	—	—	—

(a)           Interest expense includes amortization of debt expenses.

(b)           Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

(c)           Earnings were insufficient to cover fixed charges by $135.2 million, $81.5 million, $60.7 million and $41.5 million for the years ended December 31, 2004, 2003, 2002 and 2001, respectively.